FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   May 8, 2006

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 8, 2006	NEWS RELEASE 06-06	MAE – TSX MNG – AMEX

Miramar Mining’s Annual General Meeting Re-elects Board of Directors

VANCOUVER — Miramar Mining Corporation announces that all of management’s nominees were re-elected to the board of directors at Miramar’s Annual General Meeting (AGM) held in Vancouver May 3, 2006. The voted proxies represented 73.61% of the issued and outstanding shares.

Annual General Meeting

During the AGM, Miramar reviewed the highlights of 2005 and looked forward to its objectives for 2006. 2005 was a year of significant developments for Miramar Mining Corporation. On all fronts it was a year of achievement as the Company continued to follow its strategy and grow the potential of its assets and its people.

In 1999 Miramar embarked upon a strategy at the Hope Bay project in Nunavut to develop the belt as an important new gold producing district. The belt provides numerous opportunities at various stages of development from grass roots exploration to near term production opportunities. From an early stage, Miramar elected to take a phased approach to the development of the Hope Bay belt.

Phase one is to begin with the proposed Doris North project. Doris North offers low risk access to significant cash generation with low capital expenditure, and is designed to be the catalyst for the further development of other deposits on the belt. Although the Company had suffered earlier set-backs due to permitting delays, work in 2005 culminated in a positive NIRB recommendation early this year. With the environmental assessment for Doris North under its belt, Miramar has now entered the regulatory phase, and anticipates receiving required licences and permits by the end of 2006. Contingent on receiving all required permits and licences, this would enable construction to begin in 2007 and if all goes well, production to commence in the first half of 2008.

2005 was perhaps the best exploration year for Miramar since its involvement in the Hope Bay project began. The drilling success, particularly at Madrid has enabled Miramar to re-evaluate the deposit with a view to larger scale operations than originally anticipated. With this in mind, resources at Madrid have been recalculated with a lower cut off grade – more appropriate to open pit mining. The result is a 2.7 million ounce addition to our resource estimates from 2004. For details on the new resource estimated, please see the news release dated April 20, 2006 on the company’s website at www.miramarmining.com

It is planned that while Doris North is being mined, (assuming a positive production decision can be made) work would commence (and has already begun) on phase two of the plan which is to extend the mine life by focusing on the Doris Central, and the upper portions of the Madrid and Boston deposits. Feasibility and economic studies are being undertaken this year to determine the path forward that will provide the most value for our shareholders. Miramar will proceed with either a second phase that targets approximately 350,000 ounces a year, or a much larger operation that would enable production of 700,000 ounces a year. 2006 will definitely be an exciting year as Miramar sets out to prove the opportunities for large scale mining at Hope Bay, and also, the belt’s potential to become the next major Canadian mining district.

In order to construct, operate and close the Doris North Project, Miramar will require permits, authorizations and agreements under regulatory processes from various authorities and organizations, including a water licence from the Nunavut Water Board, an Inuit Impact and Benefits Agreement with the Kitikmeot Inuit Association (an agreement in principle is in place), an authorization from the Department of Fisheries and Oceans, an amendment to Schedule 2 of the Metal Mining Effluent Regulations, and various other leases and authorizations.

“We have good reason to be pleased with the success Miramar achieved in 2005 as it clearly illustrates the possibilities and potential of our assets and our people,” said Miramar’s President & CEO, Tony Walsh. “We are also excited and eager to complete studies by the end of 2006 that would enable us to determine the production path after the proposed Doris North Mine.”

Quality Assurance

All resource and reserve estimates have been prepared by the Miramar Hope Bay Limited staff and directly employed consultants in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration, for Miramar Mining Corporation, and the qualified person under National Instrument 43-101.

Forward Looking Statements
Statements relating to exploration work and feasibility and economic studies at the Hope Bay project and the expected results of this work and alternative development and mining plans and estimates are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “seeks,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “might,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:   (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com